170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL PARTNERS WITH INSTITUT HOSPITALO-UNIVERSITAIRE DE STRASBOURG FOR SPORT FEASIBILITY AND VALIDATION STUDIES

TORONTO (August 22, 2017) – Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces the signing of an agreement with Institut Hospitalo-Universitaire de Strasbourg (“IHU Strasbourg”) in France for feasibility and validation studies to support Titan’s regulatory applications for the SPORT Surgical System. These studies are expected to commence in the fourth quarter of 2017 and continue into 2018.

David McNally, President and CEO of Titan Medical, said, “We are thrilled to partner with IHU Strasbourg, one of Europe’s premier research and training centers, for continued feasibility and validation studies for the SPORT system. IHU Strasbourg is well known for its Institute of Image-Guided Surgery and is perfectly suited to combine the know-how of renowned surgeons, scientists and healthcare experts in order to provide effective product evaluation, validation and surgical training. IHU Strasbourg is uniquely qualified with a stellar reputation, strong surgeon engagement and convenient access, which we believe will contribute positively to our planned commercialization activities.”

“With the recent engagement of Florida Hospital Nicholson Center in Orlando and now IHU Strasbourg, we are well on our way to meeting our goal of securing three partner validation sites,” added Mr. McNally.

Prof. Jacques Marescaux, Chief Executive Officer of IHU Strasbourg, said, “The four pillars of IHU Strasbourg’s mission are Patient Care, Innovation, Education and Technology Transfer. We are excited to be partnering with Titan Medical and combining our expertise to shape what could be the next frontier in minimally invasive surgery. IHU Strasbourg’s close relationship with the IRCAD laparoscopic training center, which has headquarters in Strasbourg, could also allow Titan Medical future access to the rapidly growing global footprint of IRCAD’s premier training facilities.”

About the Institut Hospitalo-Universitaire Strasbourg, France

The Institut Hospitalo-Universitaire de Strasbourg with its Institute of Image-Guided Surgery is a unique medical and surgical center dedicated to the management of digestive diseases. The Institute of Image-Guided Surgery develops innovative surgery to deliver personalized patient care, combining the most advanced minimally invasive techniques and the latest medical imaging methods.

The Institute of Image-Guided Surgery is:

•	A healthcare center offering personalized treatment using the least invasive techniques;
•	A research center gathering teams to design and develop instruments and procedures for the future;
•	An international training center for professionals and students driven to learn the most advanced minimally invasive practices.

The Institute of Image-Guided Surgery is a designated part of the “Programme Investissements d’Avenir” and benefits from the financial support of the government managed by the “Agence Nationale de la Recherche” under reference code ANR-10-IAHU-02. The Institute is also funded by the Région Alsace, the Conseil Général du Bas-Rhin, the Communauté urbaine de Strasbourg and the European Union.

For more information, please visit the Institut Hospitalo-Universitaire de Strasbourg’s website at http://www.ihu-strasbourg.eu/ihu/en/.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT SurgicalSystem, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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